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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 1)
   SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                        ALZA TTS RESEARCH PARTNERS, LTD.
                           (NAME OF SUBJECT COMPANY)

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                        ALZA TTS RESEARCH PARTNERS, LTD.
                      (NAME OF PERSON(S) FILING STATEMENT)

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   CLASS A LIMITED PARTNERSHIP INTERESTS OF ALZA TTS RESEARCH PARTNERS, LTD.
                         (TITLE OF CLASS OF SECURITIES)

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                                      NONE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                               DAVID R. HOFFMANN
                                   PRESIDENT
                          ALZA DEVELOPMENT CORPORATION
                               950 PAGE MILL ROAD
                                 P.O. BOX 10952
                          PALO ALTO, CALIFORNIA 94303
                                 (650) 494-5300
  (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                WITH A COPY TO:

                           MICHAEL R. JACOBSON, ESQ.
                               COOLEY GODWARD LPL
                             FIVE PALO ALTO SQUARE
                              3000 EL CAMINO REAL
                          PALO ALTO, CALIFORNIA 94306
                                 (650) 843-5000

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                                 INTRODUCTION

  The following information amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on December 4, 1997, by ALZA TTS Research Partners, Ltd., a California limited partnership (the "Partnership"), relating to an unsolicited tender offer by PharmaInvest, L.L.C., a Delaware limited liability company (the "Bidder"), to purchase up to 1,400 units of Class A limited partnership units of the Partnership (the "Units"). All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

ITEM 2. TENDER OFFER OF THE BIDDER

  On January 16, 1998, the Bidder filed Amendment No. 3 to its Tender Offer Statement on Schedule 14D-1 which, among other things, increased the purchase price (the "Purchase Price") offered by the Bidder for a Unit from $12,000 to $13,200 (less any distributions received after December 31, 1997), extended the Offer to February 2, 1998, and made specific that one of the Bidder's objectives was to make a profit by purchasing Units for $13,200 per Unit.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (a) At a meeting of the Board of Directors of the General Partner (the "Board") held on January 21, 1998, after considering, among other things, the increased Purchase Price offered by the Bidder, the Board unanimously resolved that the Board is continuing to make no recommendation and express no opinion to Unitholders and is remaining neutral as to whether Unitholders should tender or refrain from tendering all or any portion of the Units pursuant to the Offer. Each Unitholder should consider, among other things, individual liquidity needs and tax situations determining whether to tender. All Unitholders should carefully consider the information set forth in Item 4(b) below and Item 4(b) to the Scheduled 14D-9 filed on December 4, 1997 before reaching a decision as to whether to tender.

  (b) In reaching the conclusion set forth in Item 4(a) the General Partner considered numerous factors, including the following:

    (i) The General Partner has become aware that Securities Pricing and Research, Inc. ("SPAR"), an appraisal firm, revised its independent report on the valuation of the Units as of December 31, 1996 (the "SPAR Report"). The SPAR Report is available on the Internet at http://www.spardata.com:2048/newdata/1996pub.nfs, and a copy of it has been sent supplementally to Unitholders by the Bidder. According to a summary of correspondence between SPAR and the Bidder set forth on the SPAR website, SPAR revised the rounded net asset value and the rounded fair market value of one Unit as of December 31, 1996 from $21,200 and $15,900, respectively, to $16,900 and $12,700. This change was based on criticism by the Bidder of SPAR's valuation methodology. The summary of correspondence on SPAR's website does not, however, indicate that the Bidder discussed with SPAR any of the factors set forth in the Schedule 14D-9, including the following:

      (A) SPAR estimates the aggregate payments to Unitholders in 1997 at $6.72 million but the actual aggregate amount distributed to Unitholders in 1997 was approximately $8.46 million (approximately 26% greater). Furthermore, the General Partner estimates that a distribution of approximately $750 per Unit (approximately $2.4 million in total) will be made in March 1998, representing excess cash received in connection with third quarter royalties for Duragesic(R) and fourth quarter royalties for Testoderm(R). Although there can be no assurance that future distributions, if any, will increase or remain at this level, based upon the assumption that distributions do continue at an estimated $2.4 million per quarter, the total distributions for 1998 would equal approximately $9.6 million. This total would be approximately $1.92 million (25%) more than SPAR's estimate of $7.68 million for 1998.

      (B) The General Partner has determined that, subject to each Unitholder's particular liquidity requirements and tax circumstances, it may not be an optimal time for Unitholders to sell Units if the

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    Unitholder believes that the expiration of the exclusive licenses granted to ALZA for Testoderm(R) and Duragesic(R), which expire on July 26, 1998 and December 4, 1998, respectively, may cause ALZA to take certain action, such as exercising the Purchase Option, in order to secure its exclusive rights to one or both of these products.

      (C) The Bidder is a sophisticated investor who would not be making the Offer without an expectation of significant profit, either from holding the Units or reselling them, upon exercise of the Purchase Option or pursuant to some other offer from ALZA or other parties. Furthermore, worldwide sales of Duragesic(R) were approximately $97 million, $135 million, $180 million and $187 million during 1994, 1995, 1996 and the first nine months of 1997, respectively. Certain factors indicate that sales of Duragesic(R) may continue to grow for at least several years in the future, thereby increasing royalty income to the Partnership. Janssen began marketing Duragesic(R) in six additional countries in 1996 and four additional countries in 1997, and submissions for marketing clearance are on file in a number of other countries. However, there can be no assurance that actual sales of Duragesic(R) will grow or continue at historical rates. Janssen, through its parent Johnson & Johnson, recently announced that Duragesic(R) sales increased by 47% in the fourth quarter of 1997.

    (ii) ALZA has publicly announced approval by the Food and Drug Administration of a new testosterone product which will compete directly with Testoderm(R). As noted in the Schedule 14D-9, the General Partner believes competitive products, such as this product, will have an adverse impact on Testoderm(R) sales within the next several years. However, Testoderm(R) sales resulted in less than 2% of total royalties to the Partnership in 1997.

  The terms and conditions of the Offer have been determined and established by the Bidder and not pursuant to negotiations or discussions with, or input from, the Partnership or the General Partner. As noted in the Offer, the Offer does provide liquidity and certainty to Unitholders who wish to achieve such objectives at this time and is likely to be tax-advantaged relative to continued receipt of distributions (although not necessarily to exercise of the Purchase Option or other possible offers for the Units, if any). ADC has not made any determination as to whether to exercise the Purchase Option, and ADC will exercise the Purchase Option only if ALZA believes that doing so is in the best interests of ALZA stockholders and ALZA causes ADC to do so.

  Each Unitholder must make his, her or its own decision whether to tender such record holder's Units, or any portion thereof, as the case may be, and in what amount, if applicable. Unitholders are urged to carefully review all the information contained in or incorporated by reference in the Offer, the
Schedule 14D-9 and the Partnership's publicly available annual, quarterly and other reports, as well as the Partnership's communications with Unitholders. Unitholders should note that transfer of Units requires the prior written consent of ADC.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  The response to Item 9 is hereby amended by addition the following new
Exhibit:

  1.4 Form of Letter, dated January 23, 1998, from ALZA TTS Research Partners, Ltd. to Limited Partners.

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                                  SIGNATURES

  After reasonable inquiry, and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 1998

                                          ALZA TTS RESEARCH PARTNERS, LTD.

                                          By: ALZA DEVELOPMENT CORPORATION,
                                            its General Partner

                                          /s/ DAVID R. HOFFMANN
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                                          David R. Hoffmann
                                          President


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